300 North LaSalle Street Chicago, Illinois 60654

Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY STOCK BUILDING SUPPLY

HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

July 11, 2013

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Era Anagnosti
Sherry Haywood
Melinda Hooker
Anne McConnell

Re:	Stock Building Supply Holdings, Inc.
Registration Statement on Form S-1
Filed June 14, 2013
File No. 333-189368

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Securities and Exchange Commission (the “Staff”) and to assist the Staff in finalizing its review of the Registration Statement on Form S-1 (the “Registration Statement”) of Stock Building Supply Holdings, Inc., (the “Company”), we hereby advise the Staff that the Company, in consultation with its underwriters, currently anticipates a preliminary estimated IPO price range of between $16.00 and $18.00 per share, which takes into account a 25.972-for-one split of the Company’s Class A voting common stock and Class B non-voting common stock (the “Split”). The Company’s underwriters are continuing to develop a valuation model and discussions between the Company and the underwriters regarding an IPO price range are ongoing. As such, the foregoing price range is based on current market information and may change in the future.

We supplementally advise the Staff that the Company believes that the increase in the fair value of its common stock in January 2012 from $0.97 per share (giving retroactive effect to the Split) to the estimated IPO price range of between $16.00 and $18.00 per share is primarily due to the increase in valuation multiples of other publicly traded companies within the markets in which the Company operates, the increase in the Company’s net sales and Adjusted EBITDA, reductions in the interest rate paid on the Company’s revolver, and the conversion of the Company’s preferred stock and interest savings that will result from the application of the proceeds of this offering. The Company believes that the following factors support this belief.

Hong Kong      London      Los Angeles      Munich      New York      Palo Alto      San Francisco     Shanghai      Washington, D.C.

U.S. Securities and Exchange Commission

The Company supplementally advises the Staff that, since January 2012, the Company has seen improvements in the residential construction and home improvement markets. For example, the seasonally adjusted annual rate for U.S. housing starts increased from 0.69 million in December 2011 (the most current data available at the time of the Company’s last stock grant) to 0.91 million in May 2013. As a result of these improvements and the expectations for continued growth and recovery in the Company’s end markets, the valuations of publicly traded companies within the markets in which the Company operates have increased significantly. Overall, building materials distributors traded at prices that reflected an average enterprise value equal to 7.5x of their expected EBITDA (based on consensus analyst forecasts) for the next twelve months in January 2012, and traded in June 2013 at prices that reflected an average enterprise value equal to 9.9x of their expected EBITDA for the next twelve months (based on consensus analyst forecasts).

The Company supplementally advises the Staff that, in addition to the increase in valuations, the Company has benefited from substantial improvement in its business. The Company reported net sales growth of 24.0% during 2012 and 32.3% during the three months ended March 31, 2013, as compared to the prior year. The Company also experienced Adjusted EBITDA growth of $39.2 million from ($30.8) million in 2011 to $8.4 million in the twelve months ended March 31, 2013. The Company estimates that further improvements in net sales and Adjusted EBITDA were achieved in the three months ended June 30, 2013. In January 2012, the Company expected ($19.4) million of EBITDA for the next twelve months, and the Company currently projects EBITDA of $*** to $*** million for the twelve months ended June 30, 2014. The combination of increases in enterprise valuation multiples and improvements in our projected EBITDA drove an increase in our estimated enterprise value from approximately $*** million in January 2012 to $*** million currently. Due to our capital structure, including certain changes described below, most of the increase in our enterprise value from January 2012 to July 2013 accrued to the benefit of our common stockholders.

Furthermore, in May and December 2012 and June 2013, the Company made the following changes to its capital structure and revolver, which lowered its on-going dividend commitments and interest expense and extended the maturities of its revolver:

•	On May 31, 2012, the Company amended its revolver to lower the borrowing margin by 50 basis points.

•	On December 13, 2012, the Company amended its revolver to lower the borrowing margin by 50 basis points and extend the maturity from June 30, 2014 to December 11, 2015.

***	CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

U.S. Securities and Exchange Commission

•

On December 13, 2012, the Company redeemed Class B preferred shares and paid accumulated dividends totaling $23.0 million, which reduced future dividend commitments by approximately $1.8 million per year.

•	On June 13, 2013, the Company amended its revolver to lower the borrowing margin by 75 basis points and extend the maturity to December 31, 2016.

Additionally, as part of this offering, the Company will convert its existing classes of preferred stock, totaling $42.2 million as of March 31, 2013, to common stock. Also, a portion of the net proceeds from this offering will be used to reduce the outstanding balance on the Company’s revolving line of credit by approximately $58.5 million. The conversion of preferred stock and use of proceeds will reduce the future accumulation of dividends by approximately $3.0 million per year and interest expense by approximately $2.5 million per year (assuming interest on borrowings occurred at the current base rate of 4.25%).

We are also supplementally providing the Staff with certain artwork and a “Recent Developments” section that the Company intends to include in the Amendment. Attached as Exhibit A to this letter are relevant pages of the Registration Statement that are marked to show certain changes that would be made to Amendment No. 1 to the Registration Statement based on the foregoing expectations for the IPO price range, as well to reflect inclusion of the proposed artwork and Recent Developments section. The Company will file a pre-effective amendment (the “Amendment”) to the Registration Statement containing its IPO price range and pricing information prior to circulating its preliminary prospectus once the preliminary valuation process has been completed by its underwriters. The Company respectfully requests that the Staff review the exhibit hereto in advance of the Company filing the Amendment. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to publicly disclose certain price-related information until closer to the anticipated date of the launch of the Company’s road show. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Jeffrey G. Rea
Bryan J. Yeazel
Stock Building Supply Holdings, Inc.

Michael Kaplan
Davis Polk & Wardwell LLP